
05007440


Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

13th April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary


PROCESSED
APR 26 2005
THOMSON
FINANCIAL

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:51 13-Apr-05
Number	0146L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
6,081,367 shares held by the shareholder named in 2 above. 26,458,907 shares relate to non-beneficial interests.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Deutsche Bank AG London 6,081,367 shares; Bank of New York Nominees 3,154,750 shares; Chase Nominees 1,089,288 shares; Clydesdale Bank Custodian Nominees 20,585 shares; Deutsche Bank International Limited 63,000 shares; Nortrust Nominees Ltd 2,037,422 shares; State Street Nominees 20,093,862 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 12th April 2005

12) Total holding following this notification:

32,540,274 shares

13) Total percentage holding of issued class following this notification:
11.21%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
13th April 2005

END

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